Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Sun Life Financial reports second quarter results

            <<
            Note to Editors: All figures shown in Canadian dollars unless otherwise noted.
            >>

            TORONTO, Aug. 6 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) reported net income of $591 million for the second quarter of 2009, compared with net income of $519 million in the same period last year. Fully diluted earnings per share was $1.05 compared to fully diluted earnings per share of $0.91 in the second quarter of 2008, an increase of $0.14. Return on equity was 14.9%
for the quarter, up from 12.9% reported in the same quarter last year.
            Results in the second quarter of 2009 were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the second quarter were partially offset by increased reserves for downgrades on the Company's investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, as well as credit impairments incurred during the quarter.
            The Company's capital levels remain strong and well balanced to support the risks associated with the business while optimizing shareholder return. As at June 30, 2009, the Company reported a Minimum Continuing Capital Surplus
Requirement (MCCSR) ratio of 231% for Sun Life Assurance Company of Canada.
            "Equity markets showed substantial improvement in the second quarter resulting in strong earnings gains," said Donald A. Stewart, Chief Executive
Officer, Sun Life Financial. "Equally impressive was the strength and momentum in our businesses. In Canada, strong brand and distribution remain critical during volatile market conditions. In our U.S. insurance business sales benefited from a flight to quality, while at MFS continued excellence in investment performance resulted in positive net flows."
            He went on to say "Recent equity market gains are encouraging, however a full, broad-based economic recovery will take time and credit conditions remain a headwind in the current environment. Earnings continue to be heavily influenced by external economic factors and will again be a factor in the third quarter as we update our equity and interest rate related assumptions in accordance with professional guidance for reserving and capital. We remain focused on maintaining a healthy capital base, well in excess of minimum regulatory levels. While market turbulence can result in quarterly earnings volatility it does not diminish the underlying strength of our businesses."

            <<
            MANAGEMENT'S DISCUSSION & ANALYSIS
            For the period ended June 30, 2009
            Dated August 6, 2009

            Earnings and Profitability

            The financial results presented in this document are unaudited.

            FINANCIAL SUMMARY

                                         Quarterly Results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Common shareholders'
             net income (loss)
             ($ millions)         591    (213)    129    (396)    519     378   1,052
            Operating earnings
             (loss)(1)
             ($ millions)         591    (186)   (696)   (396)    519     405   1,052

            Basic earnings
             (loss) per common
             share (EPS) ($)    1.06   (0.38)   0.23   (0.71)   0.92    0.68    1.87
            Fully diluted
             EPS ($)            1.05   (0.38)   0.23   (0.71)   0.91    0.67    1.85
            Fully diluted
             operating
             EPS(1) ($)         1.05   (0.33)  (1.25)  (0.71)   0.91    0.72    1.85

            Return on common
             equity (ROE) (%)   14.9    (5.5)    3.3   (10.2)   12.9     4.7    13.2
            Operating ROE(1)    14.9    (4.7)  (17.9)  (10.2)   12.9     5.1    13.2

            Average common
             shares
             outstanding
             (millions)        559.8   559.7   559.7   559.7   561.6   559.7   562.7
            Closing common
             shares
             outstanding
             (millions)        560.7   559.7   559.7   559.7   559.9   559.8   559.9
            -------------------------------------------------------------------------
            >>

            Sun Life Financial Inc.(2) reported net income attributable to common shareholders of $591 million for the quarter ended June 30, 2009, compared with net income of $519 million in the second quarter of 2008. Net income in the second quarter of 2009 was impacted by reserve releases of $432 million as a result of favourable equity markets, $104 million from increased interest rates and $117 million from the favourable impact of narrowing credit spreads.
This was partially offset by $217 million in reserve increases for downgrades on the Company's investment portfolio, $97 million in reserve increases related to changes in asset default assumptions in anticipation of future credit-related losses and $121 million in net credit impairments incurred during the quarter. Results in the second quarter of 2008 included earnings of
$26 million or $0.05 per share from the Company's 37% ownership interest in CI
Financial, which the Company sold in the fourth quarter of 2008.
            Return on equity (ROE) for the second quarter of 2009 was 14.9% compared with 12.9% for the second quarter of 2008. The increase in ROE resulted from earnings per share (EPS) of $1.05, which was higher than EPS of $0.91 reported in the prior year.
            Common shareholders' net income for the first six months of 2009 was $378 million, compared to $1,052 million in the same period in 2008. Net income in the first six months of 2009 was adversely affected by reserve increases for downgrades on the Company's investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses and net credit impairments. This was partially offset by favourable equity markets and increased interest rates in the second quarter of 2009. Results for the first six months of 2008 included earnings of $69 million from the Company's 37%
ownership interest in CI Financial.
            Operating net income for the first six months of 2009 was $405 million, compared to $1,052 million in the first six months of 2008. Operating net income for the first six months of 2009 included after-tax charges of $27 million for restructuring costs taken as part of the Company's efforts to reduce expense levels and improve operational efficiency.

            Impact of Currency

            In general, the Company's net income benefits from a weakening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. The relative impact of currency in any given quarter is driven by the movement in currency rates as well as the proportion of earnings generated in the Company's foreign operations. The Company generally expresses the impact of currency on net income on a year-over-year basis.
During the second quarter of 2009 the Canadian dollar appreciated relative to the U.S. dollar, however, year-over-year the value of the Canadian dollar weakened. In the second quarter of 2009, the Company's overall net income was increased by $72 million from the weakening of the Canadian dollar relative to the second quarter of 2008.

            Future Impact of Certain Prospective Actuarial Assumption Changes

            As a result of pronounced market volatility over the past year and in accordance with professional guidance for reserving and capital, the Company expects to update the equity and interest rate related assumptions used to value variable annuity, segregated fund, certain fixed annuity and individual life liabilities in the third quarter of 2009. While the precise impact is not yet determinable, the Company estimates that there will be an unfavourable impact to net income as a result of these updates in the range of $450 million to $550 million after-tax, including management actions. In addition, the
Company expects that these updates will reduce its regulatory capital ratios.
However, the Company expects to remain strongly capitalized after these updates are in effect. The estimated impact of these changes is forward-looking information. Additional information on these changes can be found in the "Outlook" section of this document.

            Performance by Business Group

            The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial
U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF
Asia) and Corporate. Additional detail concerning the segments is outlined in
Note 5 to Sun Life Financial Inc.'s Interim Consolidated Financial Statements,
which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment is presented both in Canadian dollars and the segment's local currency to facilitate the analysis of underlying business trends.

            <<
            SLF Canada

                                         Quarterly results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Common shareholders'
             net income (loss)
             ($ millions)
              Individual
               Insurance &
               Investments       136      77    (130)     28     177     213     326
              Group Benefits      53      65      74      81      80     118     129
              Group Wealth        28      52       1      48      39      80      88
            -------------------------------------------------------------------------
            Total                217     194     (55)    157     296     411     543
            -------------------------------------------------------------------------
            >>

            SLF Canada had net income of $217 million in the second quarter of 2009 compared to net income of $194 million in the first quarter of 2009 and earnings of $296 million in the second quarter of 2008. The decrease in earnings from the second quarter of 2008 was mainly attributable to unfavourable interest rate related hedge impacts, changes in asset default assumptions in anticipation of future credit-related losses, lower morbidity gains and increased tax provisions. This decline in earnings was partially offset by the impact of increasing equity markets during the second quarter of
2009. Results in the second quarter of 2008 included earnings from the
Company's 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008.

            <<
            -   Individual Insurance & Investments earnings were $136 million for the second quarter of 2009 compared to earnings of $177 million in the second quarter of 2008. Earnings in the second quarter of 2009 were lower due to unfavourable interest rate related hedge impacts, changes in asset default assumptions, lower earnings due to the sale of the Company's ownership interest in CI Financial and increased tax provisions. This decline in earnings was partially offset by the impact of increasing equity markets.

            -   Group Benefits earnings were $53 million for the second quarter of
                2009 compared to $80 million for the same quarter of 2008 due primarily to lower morbidity gains and changes in asset default assumptions.

            -   Group Wealth earnings were $28 million for the second quarter of 2009 compared to $39 million for the same quarter one year ago due primarily to changes in asset default assumptions.
            >>

            Earnings for the first six months of 2009 were $411 million compared to
$543 million for the same period last year. Net income decreased primarily from lower earnings due to the sale of the Company's holdings in CI Financial, unfavourable interest rate related hedge impacts and changes in asset default assumptions in anticipation of future credit-related losses.
            Despite the challenging economic environment in the second quarter of
2009, SLF Canada maintained sales momentum. Sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 119% from the same period a year ago to $248 million. In Group
Benefits, sales increased by 68% to $69 million in the second quarter of 2009 compared with the same period last year. In Group Wealth, Group Retirement
Services (GRS) sales included $193 million of retained assets from members leaving plans, representing a 46% retention ratio. GRS continued to build on its leadership position in the Defined Contribution (DC) industry in the first quarter of 2009 capturing 57% of total DC market activity, as recently reported by LIMRA.

            <<
            SLF U.S.

                                         Quarterly results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Common shareholders'
             net income (loss)
             (US$ millions)
              Annuities          212    (324)   (672)   (456)     22    (112)     97
              Individual
               Insurance          95     (57)     95     (76)     35      38      54
              Employee Benefits
               Group              30      48       1      30      25      78      44
            -------------------------------------------------------------------------
            Total
             (US$ millions)      337    (333)   (576)   (502)     82       4     195
            Total
             (C$ millions)       422    (407)   (679)   (533)     83      15     196
            -------------------------------------------------------------------------
            >>

            SLF U.S. had net income of C$422 million in the second quarter of 2009 compared to a net loss of C$407 million in the first quarter of 2009 and earnings of C$83 million in the second quarter of 2008. The depreciation of the Canadian dollar against the U.S. dollar increased the reported income in
SLF U.S. by C$57 million in the second quarter of 2009 compared to the second quarter of 2008.
            In U.S. dollars, earnings were US$337 million compared to earnings of
US$82 million in the second quarter of 2008. Results were higher primarily from the favourable impact of equity markets, the narrowing of credit spreads and increasing interest rates. The favourable impacts on earnings were partially offset by reserve increases related to changes in asset default assumptions in anticipation of future credit-related losses and downgrades on the investment portfolio, as well as net credit impairments incurred during the quarter.

            <<
            -   Annuities earnings were US$212 million compared to earnings of
                US$22 million in the second quarter of 2008. Earnings were higher primarily due to improved equity markets and the favourable impact of narrowing credit spreads on fixed annuities resulting in a decrease in reserves. This was partially offset by hedge impacts, reserve increases for changes in asset default assumptions and downgrades on the investment portfolio, as well as net credit impairments incurred during the quarter.

            -   Individual Insurance earnings for the second quarter of 2009 were
                US$95 million compared to earnings of US$35 million in the second quarter of 2008. Earnings increased primarily as a result of favourable interest rate movements and the impact of additional hedging activity, partially offset by reserve increases in anticipation of higher funding costs for universal life products with secondary guarantees.

            -   Employee Benefits Group (EBG) earnings were US$30 million compared to
                US$25 million in the second quarter of 2008. Earnings were higher as a result of increased interest rates during the quarter and the impact of favourable claims experience.
            >>

            Earnings for the first six months of 2009 were US$4 million compared to
US$195 million for the same period last year. Earnings were lower primarily due to the impact of credit-related allowances and credit-related losses in
Annuities, and the unfavourable impact from the implementation of an internal reinsurance transaction in Individual Insurance for capital efficiency. These decreases were partially offset by favourable interest rate movements and favourable EBG claims experience. EBG earnings for the first six months of
2009 were US$34 million higher than the same period last year.
            Despite challenging financial markets, domestic variable and fixed annuity sales in the second quarter of 2009 were US$1.3 billion and EBG sales were US$126 million, an increase of 76%, and 3%, respectively, compared to the second quarter of 2008. Although Individual Life second quarter 2009 sales of
US$60 million were down 39% compared to the second quarter of 2008, sales of
Individual Life core products were up 33% compared to the same period a year ago.

            <<
            MFS Investment Management

                                         Quarterly Results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Common shareholders'
             net income
             (US$ millions)       27      23      25      47      55      50     114
            Common shareholders'
             net income
             (C$ millions)        32      28      30      49      56      60     115

            Pre-tax operating
             profit margin
             ratio(3)            23%     21%     21%     29%     34%     22%     34%
            Average net assets
             (US$ billions)      140     125     133     176     191     133     189
            Assets under
             management
             (US$ billions)      147     124     134     162     183     147     183
            Net sales
             (redemptions)
             (US$ billions)      4.9     0.2    (2.1)   (2.0)    1.0     5.1    (1.7)
            Asset appreciation
             / (depreciation)
             (US$ billions)     17.9   (10.7)  (25.5)  (19.4)   (2.0)    7.2   (14.5)

            S&P 500 Index
             (daily average)     893     811     910   1,255   1,371     852   1,360
            -------------------------------------------------------------------------
            >>

            MFS had net income of C$32 million in the second quarter of 2009 compared to earnings of C$28 million in the first quarter of 2009 and earnings of $56 million in the second quarter of 2008. The movement of the Canadian dollar against the U.S. dollar increased earnings for MFS by C$4 million in the second quarter of 2009 compared to the second quarter of 2008.
            In U.S. dollars, second quarter earnings were US$27 million compared to
US$55 million in the second quarter of 2008. The decrease in earnings from the second quarter of 2008 was primarily due to lower average net assets as a result of the decline in global financial markets.
            Six-month earnings were US$50 million compared to US$114 million in the same period last year. The decrease is primarily due to lower average net assets as a result of the decline in global financial markets.
            Total assets under management at June 30, 2009 were US$147 billion, an increase of US$13 billion compared to December 31, 2008, driven by asset appreciation of US$7.2 billion and net inflows of US$5.1 billion.
            Net flows in the second quarter of 2009 were US$4.9 billion, including retail net flows of US$1.2 billion. MFS' retail fund performance remains strong with 92% of fund assets ranked in the top half of their respective
Lipper categories based on three-year performance. Performance in the U.S.
equity and global/international equity categories has been especially strong, with 93% and 97% of fund assets, respectively, ranking in the top half of their respective three-year Lipper averages as of June 30, 2009.

            <<
            SLF Asia

                                         Quarterly results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Common shareholders'
             net income (loss)
             ($ millions)         20      17      16      (8)     12      37      25
            -------------------------------------------------------------------------
            >>

            Second quarter earnings for SLF Asia were $20 million compared to earnings of $17 million in the first quarter of 2009 and $12 million in the second quarter of 2008. The increase in earnings from the second quarter of
2008 was primarily due to increased net income in Hong Kong as a result of improved economic conditions including favourable equity and interest rate movements.
            Earnings for the first six months of 2009 were $37 million compared to
$25 million for the same period last year. Earnings were higher primarily from increased net income in Hong Kong as a result of improved economic conditions.
Results for the first six months of 2008 were unfavourably impacted by the widening of credit spreads in Hong Kong.
            Sales in SLF Asia for the first six months were down 1.5% compared to the first six months of 2008 with continued growth in India offset by a slow down in sales in other markets. Reduced preference for investment-linked products created by volatile economic conditions has been mostly offset by increased demand for traditional insurance products. In India, Birla Sun Life Asset
Management Company, the Company's mutual fund joint venture was awarded Mutual
Fund House of the Year for 2008 by CNBC-CRISIL. The award, which recognizes outstanding mutual fund performance, has been awarded to Birla Sun Life Asset
Management two years in a row, a first in the Indian Mutual Fund industry. On
July 15, 2009, the new joint venture between Sun Life Financial and Commerce
International Merchant Bankers Group received regulatory approval. The joint venture will enable Sun Life Financial's life, accident and health insurance products to be distributed through the 600-plus branches of PT Bank CIMB
Niaga in Indonesia.

            Corporate

            Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and
Corporate Support, which includes the Company's reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun
Life Financial's other business segments.

            <<
                                         Quarterly results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Common shareholders'
             net income (loss)
             ($ millions)
              SLF U.K.           (48)      -      40      69      41     (48)    100
              Corporate Support  (52)    (45)    777    (130)     31     (97)     73
            -------------------------------------------------------------------------
            Total               (100)    (45)    817     (61)     72    (145)    173
            -------------------------------------------------------------------------
            >>

            The Corporate segment had a loss of $100 million in the second quarter of
2009 compared to a loss $45 million in first quarter of 2009 and net income of
$72 million in the second quarter of 2008. SLF U.K. had a loss of $48 million primarily as a result of reserve increases for downgrades on the investment portfolio. In Corporate Support, earnings in the second quarter of 2009 were lower by $83 million over the same period last year primarily as a result of credit impairments incurred during the quarter, but not yet allocated to the
Company's various business groups, and the positive impact of changes in income tax liabilities which favourably impacted results in the second quarter of 2008, partially offset by improved mortality experience in the Company's reinsurance business.
            Losses for the first six months of 2009 in the Corporate segment were
$145 million compared to earnings of $173 million for the same period last year. Earnings in SLF U.K. were lower as a result of downgrades on the investment portfolio, changes in interest rates and lower equity markets as well as increases in reserves to reflect cash flow modelling for current and prior period experience. In Corporate Support, earnings were lower from credit impairments, restructuring costs taken as part of the Company's efforts to reduce expense levels and improve operational efficiency, as well the positive impact of income tax liabilities which favourably impacted results in the first six months of 2008.
            On June 15, 2009 Sun Life Financial announced its proposed acquisition of the United Kingdom operations of Lincoln National Corporation for an estimated purchase price of $359 million. The final purchase price is subject to adjustment related to market and business performance between signing and closing and to a potential adjustment related to the Lincoln UK pension plan.
The completion of the transaction is subject to regulatory approvals and the satisfaction of customary closing conditions and is anticipated to be completed later this year. Sun Life Financial expects to use existing capital to finance the acquisition. The acquisition will increase SLF U.K.'s assets under management by nearly 60% to $19 billion and double the number of policies in force to 1.1 million. The combined operation will carry the Sun
Life Financial of Canada name upon integration, a brand that has been active in the United Kingdom for more than a century.

            <<
            Additional Financial Disclosure

            REVENUE
            >>

            Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
            Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company's accounting policies can be found in Sun Life Financial Inc.'s annual Management's Discussion and Analysis (MD&A), which are available on the
Company's website at www.sunlife.com.

            <<
                                         Quarterly Results              Year to date
            -------------------------------------------------------------------------
                               Q2'09   Q1'09   Q4'08   Q3'08   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Revenues
             ($ millions)
              SLF Canada       3,482   2,249   2,052   1,279   2,276   5,731   4,596
              SLF U.S.         3,920   2,360     587     546   1,624   6,280   2,684
              MFS                299     288     310     342     367     587     729
              SLF Asia           634     238     128     180      71     872     190
              Corporate (net
               of
               consolidation
               adjustments)      385    (107)  1,629     213      73     278      98
            -------------------------------------------------------------------------
            Total as reported  8,720   5,028   4,706   2,560   4,411  13,748   8,297
            -------------------------------------------------------------------------
              Impact of
               currency and
               changes in the
               fair value of
               held-for
               trading assets
               and derivative
               instruments     2,945    (358) (1,352) (2,889) (1,098)  2,587  (3,284)
            -------------------------------------------------------------------------
            Total adjusted
             revenue           5,775   5,386   6,058   5,449   5,509  11,161  11,581
            -------------------------------------------------------------------------
            >>

            Revenues for the second quarter of 2009 were $8.7 billion, up $4.3 billion from the comparable period a year ago. After adjusting for the impact of currency and fair value changes in held-for-trading assets, second quarter
2009 revenue of $5.8 billion was $296 million higher than the same period a year ago mainly due to growth in SLF Canada and SLF U.S. annuity premiums.
            Premium revenue was higher by $886 million in the second quarter of 2009 compared to the same period one year ago, with $295 million arising from the weakening of the Canadian dollar against the U.S. currency. The increase of
$591 million, without the effect of currency, mostly arose from improved annuity premiums. SLF Canada annuity premiums were higher by $196 million with both Individual and Group Wealth stronger. SLF U.S. annuity premiums were up
$334 million before currency impacts mostly from growth in fixed annuity sales.
            Net investment income of $3.9 billion was $3.5 billion higher in the second quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives improved net investment income by $2.5 billion in the second quarter of 2009 compared to a decrease of $1.1 billion in the second quarter of 2008. There was also a $267 million increase as a result of the weakening of the Canadian dollar against foreign currencies.
            Fee income of $628 million in the second quarter of 2009 was down by $87 million compared to the same period in the previous year as a decrease of $148 million, before the impact of currency, from lower fees on reduced asset values in the wealth businesses was partially offset by an increase of $61 million from the weakening of the Canadian dollar relative to the U.S. dollar.
            Revenues of $13.7 billion for the six months ended June 30, 2009 were up
$5.5 billion from the comparable period a year earlier. The primary areas of improvement were the changes in fair value of held-for-trading assets which had a positive contribution of $4.1 billion to the increase, excluding the
$233 million favourable impact of currency. Annuity premiums also contributed
$1.2 billion to the improvement including $293 million from the weakening of the Canadian dollar.

            ASSETS UNDER MANAGEMENT (AUM)

            AUM were $397.5 billion as at June 30, 2009 compared to $381.1 billion as at December 31, 2008, and $413.2 billion as at June 30, 2008. The increase of
$16.4 billion between December 31, 2008 and June 30, 2009 resulted primarily from:

            <<
            (i)    positive market movements of $12.1 billion;
            (ii)   net sales of mutual, managed and segregated funds of
                   $11.0 billion;
            (iii)  an increase of $2.0 billion from the change in value of held-for-
                   trading assets; partially offset by
            (iv)   a decrease of $9.7 billion from a strengthening Canadian dollar compared to the prior period exchange rates.

            AUM decreased $15.7 billion between June 30, 2008 and June 30, 2009. The decrease in AUM related primarily to:

            (i)    declining market performance that lowered AUM by $57.7 billion;
            (ii)   a decrease of $3.1 billion from the change in value of
                   held-for-trading assets; partially offset by
            (iii)  an increase of $34.8 billion from the weakening of the
                   Canadian dollar against foreign currencies;
            (iv)   net sales of mutual, managed and segregated funds of $6.4 billion;
                   and
            (v)    business growth.

            CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS' EQUITY
            >>

            Total general fund assets were $120.6 billion as at June 30, 2009, compared to $113.6 billion a year earlier and $119.8 billion at December 31,
2008. Total general fund assets were up $7.0 billion from the June 30, 2008 level with business growth and an increase of $6.4 billion from the weakening of the Canadian dollar against foreign currencies, partially offset by a decrease of $3.1 billion from the change in value of held-for-trading assets.
            Total general fund assets increased by $814 million from the December 31,
2008 level of $119.8 billion. The favourable impact of $2.0 billion from the change in value of held-for-trading assets and business growth boosted general fund assets in the first half of 2009. These increases were partially offset by a reduction of $2.2 billion from the strengthening of the Canadian dollar against foreign currencies.
            Actuarial and other policy liabilities of $83.6 billion as at June 30,
2009 increased by $2.2 billion compared to December, 31, 2008, with an increase of $2.0 billion related to corresponding changes in fair value of held-for-trading assets and business growth mostly from annuity sales in SLF
U.S. and SLF Canada, partly offset by a reduction of $1.3 billion from the strengthening of the Canadian dollar against foreign currencies.
            Actuarial and other policy liabilities were up by $5.4 billion from the
June 30, 2008 amount of $78.2 billion. Business growth and an increase of $4.1 billion resulting from the weakening of the Canadian dollar against foreign currencies were partially offset by a reduction in changes in fair value of held-for-trading assets of $3.1 billion.
            Shareholders' equity, including Sun Life Financial's preferred share capital, was $17.9 billion as at June 30, 2009 compared to $17.4 billion as at
December 31, 2008 and $17.5 billion as at June 30, 2008. The increase of $580 million between December 31, 2008 and June 30, 2009 resulted primarily from:

            <<
            (i)    shareholders' net income of $413 million, before preferred share dividends of $35 million;
            (ii)   unrealized gains on available-for-sale assets in other
                   comprehensive income (OCI) of $782 million; and
            (iii)  net proceeds of $246 million from the issue of 6% preferred shares; partially offset by
            (iv)   common share dividend payments of $403 million; and
            (v)    a decrease of $455 million from the strengthening of the
                   Canadian dollar.
            >>

            As at August 3, 2009, Sun Life Financial Inc. had 560.8 million common shares and 71.0 million preferred shares outstanding.

            <<
            CASH FLOWS

                                                         Quarterly
                                                          Results       Year to date
            -------------------------------------------------------------------------
            ($ millions)                               Q2'09   Q2'08    2009    2008
            -------------------------------------------------------------------------
            Cash and cash equivalents, beginning
             of period                                 9,366   3,257   7,263   3,603
            Cash flows provided by (used in):
              Operating activities                     1,113     599   1,811     792
              Financing activities                       225     124     777     178
              Investing activities                    (1,058)   (819)   (365) (1,483)
            Changes due to fluctuations in
             exchange rates                             (481)    (47)   (321)     24
            -------------------------------------------------------------------------
            Increase in cash and cash equivalents       (201)   (143)  1,902    (489)
            -------------------------------------------------------------------------
            Cash and cash equivalents, end of period   9,165   3,114   9,165   3,114
            Short-term securities, end of period       2,035   2,268   2,035   2,268
            -------------------------------------------------------------------------
            Total cash, cash equivalents and
             short-term securities                    11,200   5,382  11,200   5,382
            -------------------------------------------------------------------------
            >>

            Net cash, cash equivalents and short-term securities of $11.2 billion as at the end of the second quarter of 2009 were up by $5.8 billion compared to the second quarter of 2008.
            Cash generated by operations was $514 million higher in the second quarter of 2009 than 2008. The increase was mainly due to a higher level of premiums partially offset by increased policyholder payments and expenses.
Cash provided by financing activities in the second quarter of 2009 was $101 million higher than in the same period a year ago mostly due to a $250 million issuance of preferred shares and a reduction of $99 million in share repurchases, partly offset by a net decrease of $49 million in the issuance of new debentures compared to the comparable period a year ago. Cash used in investing activities was up by $239 million in the second quarter of 2009 compared with the same quarter of 2008 from an increased level of long-term asset purchases. The strengthening of the Canadian dollar decreased cash balances by $481 million in the second quarter of 2009 compared to $47 million in the comparable period a year ago.
            Cash provided by operating activities for the six months ended June 30,
2009 was $1.0 billion higher than the comparable period a year ago. The increase of $1.7 billion in premiums was only partly offset by higher policyholder payments and expenses. Financing activities for the first six months of 2009 provided $599 million more in cash than the comparable period of 2008 from a combination of increased preferred share and debenture issuances and reduced level of share repurchases. Cash used by investing activities was $1.1 billion lower in the first six months of 2009 than 2008 mostly from a lower level of investing as a result of the Company's decision to maintain higher levels of liquidity due to current market conditions. The strengthening of the Canadian dollar reduced cash balances by $321 million in the first six months of 2009 compared to an increase of $24 million in the same period a year ago from a weakening of the Canadian dollar.

            <<
            QUARTERLY FINANCIAL RESULTS

            The following table provides a summary of Sun Life Financial's results for the eight most recently completed quarters.

            -------------------------------------------------------------------------
                              Q2'09  Q1'09  Q4'08  Q3'08  Q2'08  Q1'08  Q4'07  Q3'07
            -------------------------------------------------------------------------
            Common share-
             holders' net
             income (loss)
             ($millions)        591   (213)   129   (396)   519    533    555    577
            Operating earnings
             (loss) ($millions) 591   (186)  (696)  (396)   519    533    560    583
            Basic EPS ($)      1.06  (0.38)  0.23  (0.71)  0.92   0.95   0.98   1.02
            Fully diluted
             EPS ($)           1.05  (0.38)  0.23  (0.71)  0.91   0.93   0.97   1.00
            Fully diluted
             operating EPS ($) 1.05  (0.33) (1.25) (0.71)  0.91   0.93   0.98   1.01
            Total revenue
             ($millions)      8,720  5,028  4,706  2,560  4,411  3,886  5,405  5,699
            Total AUM
             ($billions)        397    375    381    389    413    415    425    427
            -------------------------------------------------------------------------

            INVESTMENTS
            >>

            The Company had total invested assets of $108 billion as at June 30,
2009. The majority of the Company's general funds are invested in medium-to long-term fixed income instruments such as bonds and mortgages. The Company holds 86% of its invested assets in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at June
30, 2009. The remaining 5% of the portfolio is comprised of policy loans, derivatives and other invested assets.
            As at June 30, 2009, the Company held $60.4 billion of bonds, which constituted 56% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 65%, and bonds rated "BBB" or higher represented 95% of the total bond portfolio as at June 30, 2009, down from 97% at December 31, 2008. The decrease is mainly due to downgrades in the bond portfolio, primarily the financial sector, as a result of the weaker credit environment.
            Included in $60.4 billion of bonds, the Company held $12.7 billion of privately held bonds, which constituted 21% of the Company's overall bond portfolio. Bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 75% of the total bond portfolio as at June
30, 2009, unchanged from December 31, 2008.
            The Company's gross unrealized losses as at June 30, 2009 for available-for-sale bonds and held-for-trading bonds were $1.1 billion and $4.9 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively, at December 31, 2008. The change is primarily due to tightening of credit spreads partially offset by increases in interest rates. Gross unrealized losses reflect the difference between the fair value and amortized cost.
            The Company's bond portfolio as at June 30, 2009 included $15.4 billion in the financial sector, representing approximately 25% of the Company's bond portfolio, or 14% of the Company's total invested assets. This compares to
$15.5 billion as at December 31, 2008. The $0.1 billion decrease in the value of financial sector bond holdings is primarily the result of increase in interest rates and strengthening in the Canadian dollar offset by credit spread narrowing.
            The Company's bond portfolio as at June 30, 2009 included $4.6 billion of asset-backed securities reported as bonds, representing approximately 8% of the Company's bond portfolio, or 4% of the Company's total invested assets.
This compares to $5.1 billion as at December 31, 2008.

            <<
                                                             June 30,    December 31,
                                                                2009            2008
            -------------------------------------------------------------------------
                                                              Invest-         Invest-
                                                        Fair    ment    Fair    ment
            ($ millions)                               value  grade %  value  grade %
            -------------------------------------------------------------------------
            Commercial mortgage-backed securities      1,840    98.4%  1,889    99.7%
            Residential mortgage-backed securities
              Agency                                     958   100.0%  1,138   100.0%
              Non-agency                               1,016    89.7%  1,092    98.4%
            Collateralized debt obligations              158    65.8%    215    80.8%
            Other(x)                                     638    90.3%    754    97.3%
            -------------------------------------------------------------------------
            Total                                      4,610    94.6%  5,088    98.3%
            -------------------------------------------------------------------------
            (x) Other includes sub-prime, a portion of the Company's exposure to
                Alt-A and other asset-backed securities
            >>

            The fair value of the Company's asset-backed securities reported as bonds is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio. The Company determines impairments on securitized assets by using discounted cash flow models that consider losses under current and expected economic conditions. Assumptions used include macroeconomic factors such as commercial and residential property values and unemployment rates. If the cash flow modelling results in an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded. The asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors. Further write-downs on previously impaired securities may result from continued deterioration in economic factors such as property values and unemployment rates.

            <<
            As at                         RMBS -      RMBS -
             June 30, 2009      CMBS      Agency  Non-agency        CDOs       Other
            -------------------------------------------------------------------------
            Rating
            AAA                74.1%      100.0%       33.0%        7.1%       53.7%
            AA                  7.3%        0.0%       40.8%       24.0%        8.1%
            A                   8.5%        0.0%       11.6%        0.5%       15.7%
            BBB                 8.5%        0.0%        4.3%       34.2%       12.8%
            BB & Below          1.6%        0.0%       10.3%       34.2%        9.7%
            -------------------------------------------------------------------------
            Total             100.0%      100.0%      100.0%      100.0%      100.0%
            -------------------------------------------------------------------------

            Vintage
            2005 & Prior       84.2%       62.1%       90.2%       70.7%       56.9%
            2006               12.1%        8.7%        8.3%        8.5%       17.4%
            2007                3.5%       13.2%        1.5%       20.8%        2.0%
            2008                0.1%       15.8%        0.0%        0.0%       23.7%
            2009                0.1%        0.2%        0.0%        0.0%        0.0%
            -------------------------------------------------------------------------
            Total             100.0%      100.0%      100.0%      100.0%      100.0%
            -------------------------------------------------------------------------
            CMBS (equal sign) Commercial Mortgage-Backed Securities;
            RMBS (equal sign) Residential Mortgage-Backed Securities,
            CDOs (equal sign) Collateralized Debt Obligations

            As at                         RMBS -      RMBS -
             December 31, 2008  CMBS      Agency  Non-agency        CDOs       Other
            -------------------------------------------------------------------------
            Rating
            AAA                74.5%      100.0%       33.2%       19.1%       51.3%
            AA                  7.7%        0.0%       48.0%       46.5%       13.9%
            A                   8.3%        0.0%       11.6%       10.5%       20.4%
            BBB                 9.2%        0.0%        5.6%        4.7%       11.7%
            BB & Below          0.3%        0.0%        1.6%       19.2%        2.7%
            -------------------------------------------------------------------------
            Total             100.0%      100.0%      100.0%      100.0%      100.0%
            -------------------------------------------------------------------------

            Vintage
            2005 & Prior       85.6%       59.2%       90.2%       75.0%       59.3%
            2006               10.8%       11.1%        8.2%        9.5%       18.5%
            2007                3.5%       13.1%        1.6%       15.5%        2.5%
            2008                0.1%       16.6%        0.0%        0.0%       19.7%
            -------------------------------------------------------------------------
            Total             100.0%      100.0%      100.0%      100.0%      100.0%
            -------------------------------------------------------------------------
            CMBS (equal sign) Commercial Mortgage-Backed Securities;
            RMBS (equal sign) Residential Mortgage-Backed Securities,
            CDOs (equal sign) Collateralized Debt Obligatons
            >>

            As at June 30, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $146 million and $127 million, respectively, together representing approximately 0.3% of the Company's total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.
90.4% of these investments either were issued before 2006 or have an "AAA"
rating.
            The Company's mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at June 30, 2009, the mix of the Company's mortgage portfolio was 81.4% non-residential and 18.6% residential and approximately 33.4% of mortgage loans will mature by December 31, 2013. As at
June 30, 2009, the Company's commercial mortgage portfolio had a carrying value of $14.8 billion, which is spread across approximately 4,100 loans.

            <<
            -------------------------------------------------------------------------
            ($ millions)          June 30, 2009               December 31, 2008
            -------------------------------------------------------------------------
                                        Non-                            Non-
                     Residential Residential   Total Residential Residential   Total
            -------------------------------------------------------------------------
            Canada         2,531       5,552   8,083       2,620       5,896   8,516
            United
             States          322       6,819   7,141         342       7,338   7,680
            United
             Kingdom           -          75      75           -          71      71
            -------------------------------------------------------------------------
            Total
             Mortgages     2,853      12,446  15,299       2,962      13,305  16,267
            -------------------------------------------------------------------------
            Corporate
             Loans             -           -   5,878           -           -   6,035
            -------------------------------------------------------------------------
            Total
             Mortgages
             & Corporate
             Loans                            21,177                          22,302
            -------------------------------------------------------------------------

            The distribution of mortgages and corporate loans by credit quality as at
June 30, 2009 and December 31, 2008 is shown in the tables below.

                                                June 30, 2009
            -------------------------------------------------------------------------
            ($ millions)     Gross Carrying Value            Allowance for losses
                            ----------------------          ----------------------
                       Mortgages   Corporate   Total   Mortgages   Corporate   Total
                                       loans                           loans
            -------------------------------------------------------------------------
            Not past
             due         $15,125      $5,825 $20,950         $ -         $ -     $ -
            Past due:
              Past due
               less than
               90 days        15           8      23           -           -       -
              Past due
               90 to
               179 days        -           -       -           -           -       -
              Past due
               180 days
               or more         -           -       -           -           -       -
            Impaired         189          65     254          30          20      50
            -------------------------------------------------------------------------
            Balance,
             June 30,
             2009        $15,329       $5,898 $21,227         $30         $20     $50
            -------------------------------------------------------------------------

                                              December 31, 2008
            -------------------------------------------------------------------------
            ($ millions)     Gross Carrying Value            Allowance for losses
                            ----------------------          ----------------------
                       Mortgages   Corporate   Total   Mortgages   Corporate   Total
                                       loans                           loans
            -------------------------------------------------------------------------
            Not past
             due         $16,171      $5,946 $22,117         $ -         $ -     $ -
            Past due:
              Past due
               less than
               90 days        17          17      34           -           -       -
              Past due
               90 to
               179 days        -          14      14           -           -       -
              Past due
               180 days
               or more         1           9      10           -           -       -
            Impaired          91          59     150          13          10      23
            -------------------------------------------------------------------------
            Balance,
             December 31,
             2008        $16,280      $6,045 $22,325         $13         $10     $23
            -------------------------------------------------------------------------
            >>

            Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $204 million as at June 30, 2009, $77 million more than the
December 31, 2008 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion of reserves for possible future asset defaults for all financial assets included in its actuarial liabilities as at June 30, 2009, compared with $2.3 billion as at December 31, 2008.
            The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

            <<
            -------------------------------------------------------------------------
            ($ millions)                            June 30, 2009  December 31, 2008
            -------------------------------------------------------------------------
            Net fair value                                   (592)              (550)
            Total notional amount                          48,820             50,796
            Credit equivalent amount                          895              1,260
            Risk-weighted credit equivalent amount              6                 28
            -------------------------------------------------------------------------
            >>

            The total notional amount decreased to $48.8 billion as at June 30, 2009, from $50.8 billion as at December 31, 2008, and the net fair value was $(592)
million as at June 30, 2009 compared with the December 31, 2008 amount of
$(550) million. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
            The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying value for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

            CAPITAL MANAGEMENT AND LIQUIDITY

            Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with its risk profile.
            Sun Life, including all of its business groups, conducts a rigorous capital plan annually where capital options, fund raising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
            Sun Life Assurance Company of Canada (Sun Life Assurance), the Company's
principal operating subsidiary in Canada, is subject to the Minimum Continuing
Capital Surplus Requirements (MCCSR) of the Office of the Superintendent of
Financial Institutions, Canada (OSFI). OSFI's capital target for life insurance companies is an MCCSR ratio of 150% or greater. With an MCCSR ratio of 231% Sun Life Assurance was well above the supervisory target as at June
30, 2009, compared to 232% as at December 31, 2008. The MCCSR ratio remained relatively flat with December 31, 2008 as the impact of equity markets largely offset credit experience. The financial strength ratings for Sun Life
Financial's principal operating subsidiaries remained unchanged from the first quarter of 2009.
            The Company's risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.
            The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.
            On May 20, 2009, Sun Life Financial Inc. completed a public offering of
$250 million of 6.0% Class A Non-Cumulative 5-Year Rate Reset Preferred Shares
Series 6R. On June 30, 2009, the Company also completed a public offering of
$300 million of Series D Senior Unsecured 5.7% Debentures due 2019. The net
proceeds from both offerings will be used for general corporate purposes, including investments in subsidiaries.
            On May 12, 2009, the Company announced amendments to its Canadian dividend reinvestment and share purchase plan (the "Plan"). Under the Plan, common and preferred shareholders may chose to automatically have their dividends reinvested in additional common shares of SLF Inc. or may purchase additional common shares for cash. Under the amended Plan, SLF Inc. may issue common shares from treasury at a discount of up to 5% to the volume weighted average market price determined in accordance with the Plan. Prior to the amendments to the Plan, common shares acquired on behalf of participants of the Plan have been purchased through the TSX at the market price. On June 30,
2009, SLF Inc. issued approximately 1 million common shares from treasury at a discount to the average market price of 2% for reinvested dividends.
            On June 15, 2009 Sun Life Financial announced its proposed acquisition of the United Kingdom operations of Lincoln National Corporation for an estimated purchase price of $359 million. The final purchase price is subject to adjustment related to market and business performance between signing and closing and to a potential adjustment related to the Lincoln UK pension plan.
The completion of the transaction is subject to regulatory approvals and the satisfaction of customary closing conditions and is anticipated to be completed later this year. Sun Life Financial expects to use existing capital to finance the acquisition.

            OUTLOOK

            During the second quarter of 2009, the economy showed some signs of improvement. In the U.S., the S&P 500 increased by more than 15%, its best quarter since 1998, while consumer confidence measures, manufacturing orders and certain housing data surprised on the upside during the second quarter.
Despite these positive indicators, the U.S. Federal Reserve predicts that the economy will shrink between 1.0 - 1.5% this year and unemployment, which reached a 26-year high of 9.5% in June, could exceed 10%. The Federal Reserve kept interest rates unchanged at essentially zero or in a range of 0% - 0.25%
at their two meetings held during the second quarter and recently indicated
that rates would stay at historic lows for an extended period. In Canada, the
S&P/TSX Composite Index increased by almost 19%. During the second quarter of
2009, the Bank of Canada maintained its target for the overnight rate at 0.25%
and indicated the overnight rate can be expected to remain at its current level until the end of the second quarter of 2010 in order to achieve the inflation target. The Bank also noted that while financial conditions improved during the second quarter of 2009, the rapid appreciation of the Canadian dollar may undermine the positive impact of economic improvements.
            In response to the global financial crisis, governments and regulators are working to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. While the impacts on the life insurance sector are not known, it remains probable that increased regulation
(including at the holding company level) will lead to higher levels of required capital and liquidity and limits on levels of financial leverage which could result in lower returns on capital for shareholders.
            The Company expects that macroeconomic challenges and market volatility will continue for some time. The Company previously generated annual operating earnings of $1.9 billion, $2.1 billion and $2.3 billion in 2005, 2006 and
2007, respectively. Earnings at these levels reflected the corresponding asset and account values in existence at that time and an environment characterized by relatively stable interest rates, rising equity markets and abundant credit. Going forward sustainable earnings levels are expected to reflect today's lower asset levels and account values as well as higher risk management costs, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.
            In the third quarter of 2009, the Company expects to update the equity related assumptions used to value variable annuity and segregated fund liabilities and required capital in accordance with professional guidance. The update, which is part of an annual process which updates the Company's economic assumptions with recent data, is being driven by the pronounced equity market volatility experienced over the past year.
            In addition, it is expected that updates to the interest rate related assumptions used in various valuation models will also result in additional reserves in the third quarter of 2009. These updates are being driven primarily by new criteria provided by a committee of the Canadian Institute of
Actuaries.
            While the precise impact of these changes is not yet determinable, the
Company estimates that the total unfavourable net income impact of these changes will be in the range of $450 million to $550 million after-tax, including revisions to Conditional Tail Expectations (CTE levels) and other management actions. These impacts are based on equity and interest rate levels as at June 30, 2009. In addition, the Company expects that these updates will reduce its regulatory capital ratios. However, the Company expects to remain strongly capitalized after these updates are in effect. The earnings impact from these changes is non-cash, and should long-term economic conditions be consistent with the Company's best estimates the majority of the additional reserves will be released into income over time.
            The estimated impact of updates to equity and interest rate related assumptions is forward-looking information. These impacts are based on equity and interest rate levels as at June 30, 2009. Actual results can differ materially from these estimates for a variety of reasons including management actions, effective tax rates, model error and currency exchange rates. Changes in accounting or actuarial valuation methods, models or assumptions could result in material changes to the reported impact on net income. An external review of models will take place prior to the finalization of these assumption changes.

            MARKET SENSITIVITY

            The Company's earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the
Company's financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
            The estimated impact on the Company's policyholder obligations from an immediate 10% increase across all equity markets as at June 30, 2009, would be an increase in net income in the range of $150 million to $225 million.
Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $200 million to
$275 million. These sensitivities assume that the Company's actual equity exposures exactly match the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from the market shocks illustrated above.
            The estimated impact from these obligations of an immediate parallel increase of 1% in interest rates as at June 30, 2009, across the yield curve in all markets, would be an increase in net income in the range of $100 million to $150 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $200 million to $275 million.
            The Company provides guarantees through its variable annuity business in
Canada and the United States which are linked to underlying fund performance.

            <<
            -------------------------------------------------------------------------
                                  June 30, 2009               December 31, 2008
            -------------------------------------------------------------------------
                                      Amount Actuarial              Amount Actuarial
                              Fund        at      Lia-      Fund        at      Lia-
            ($ millions)     Value    Risk(4) bilities     Value    Risk(4) bilities
            -------------------------------------------------------------------------
            Total           31,547     7,581     2,057    29,730     9,063     3,036
            -------------------------------------------------------------------------
            >>

            Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2013 to 2031. The amount at risk and actuarial liabilities at June 30, 2009 decreased from December 31, 2008 primarily as a result of improved market conditions. The increase in the fund value is the result of improved market conditions and growth attributable to new business.
            As indicated earlier, the Company's principal operating subsidiary, Sun
Life Assurance, is subject to the MCCSR capital rules for a life insurance company in Canada. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy.
Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR ratio of Sun
Life Assurance from an immediate 10% increase across all equity markets as at
June 30, 2009 would result in an increase in the MCCSR ratio of up to 5 percentage points. Conversely, the estimated impact on the MCCSR ratio of Sun
Life Assurance from an immediate 10% drop across all equity markets would result in a decrease in the MCCSR ratio of up to 5 percentage points.
            Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. SLF Inc. was well above its minimum internal capital targets as at
June 30, 2009. SLF Inc. would also remain well above its minimum targets after a 10% drop in equity markets from June 30, 2009 levels.
            The market sensitivities above are forward-looking statements. These are measures of the Company's estimated net income and capital sensitivity to the changes in interest rate and equity market level described above, based on a starting point and business mix in place as of June 30, 2009. Each of these sensitivities is determined independently and therefore generally assumes that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2009 calculation date for these sensitivities.
            These sensitivities reflect the composition of the Company's assets and liabilities as of June 30, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the June 30, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
            Similarly, the net income sensitivities are based on financial reporting methods and assumptions in effect as of June 30, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described earlier in this document, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts, particularly on a decrease in interest rates.
            For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company's future earnings. Given the nature of these calculations, the
Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
            Additional information concerning the Company's sensitivities is included in Sun Life Financial's 2008 Annual MD&A and 2008 Consolidated Financial
Statements, which are available on the Company's website at www.sunlife.com.

            ENTERPRISE RISK MANAGEMENT

            Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
            Through its ongoing enterprise risk management procedures, Sun Life
Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.'s annual MD&A and
Annual Information Form (AIF) for the year ended December 31, 2008, which are available on the Company's website at www.sunlife.com.

            LEGAL AND REGULATORY MATTERS

            Information concerning legal and regulatory matters is provided in Sun
Life Financial Inc.'s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2008, copies of which are available on the Company's website at www.sunlife.com and at www.sedar.com and www.sec.gov.

            INTERNAL CONTROL OVER FINANCIAL REPORTING

            Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with GAAP.
            There were no changes in the Company's internal control over financial reporting during the period beginning on April 1, 2009 and ended on June 30,
2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

            TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

            The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as
Canadian GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company's conversion to IFRS including:

            <<
            -   Education and training requirements
            -   Accounting policy changes
            -   Information technology and data systems impacts
            -   Impacts on business activities
            -   Financial reporting requirements
            -   Internal control over financial reporting
            >>

            The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial's current Canadian GAAP policies. The key accounting policy alternatives have been identified, including contract classification and first-time adoption of IFRS, however final decisions are pending. The impacts of these decisions are currently being assessed. Developments relating to existing standards and new standards are being monitored to assess the impact on the changeover plan.
            The core IFRS team has partnered with all of the relevant functional areas of the Company to assess the specific and overall impact of IFRS, including information technology, data systems, Treasury and Taxation. As the implementation process moves forward, the Company will continue to monitor its changeover plan; accordingly, changes to the existing plan may be required.
            The Company is currently in the detailed implementation phase of its changeover plan finalizing, among other things, business and systems requirements, data modelling, financial statement and notes development.

            USE OF NON-GAAP FINANCIAL MEASURES

            Management evaluates the Company's performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted
EPS and ROE. Management also measures the Company's performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating
ROE, that exclude certain items that are not operational or ongoing in nature.
Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations.
The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS's pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full-year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.'s annual and interim
MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports - Year-end
Reports.
            The following table sets out the items that have been excluded from the
Company's operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company's earnings based on Canadian GAAP.

            <<
            RECONCILIATION OF OPERATING EARNINGS

            ($ millions)                         Quarterly results
            -------------------------------------------------------------------------
                              Q2'09  Q1'09  Q4'08  Q3'08  Q2'08  Q1'08  Q4'07  Q3'07
            -------------------------------------------------------------------------
            Reported Earnings
             (GAAP)             591   (213)   129   (396)   519    533    555    577
            After-tax gain
             (loss) on special
             items
              Re-branding
               expenses in
               Canada             -      -      -      -      -      -     (3)    (5)
              EBG integration
               costs              -      -      -      -      -      -     (2)    (1)
              Gain on sale of
               interest in CI
               Financial          -      -    825      -      -      -      -      -
              Restructuring
               costs to reduce
               expense levels     -    (27)     -      -      -      -      -      -
            -------------------------------------------------------------------------
            Total special
             items                -    (27)   825      -      -      -     (5)    (6)
            -------------------------------------------------------------------------
            Operating earnings  591   (186)  (696)  (396)   519    533    560    583
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            >>

            FORWARD-LOOKING STATEMENTS

            Certain statements contained in this document, including those relating to the Company's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, including information set out in this MD&A under the headings of Future Impact of
Prospective Actuarial Assumption Changes, Outlook and Market Sensitivities, or
that include words such as "expects", "anticipates", "intends", "plans",
"believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the
Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts.
Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
            Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets;
interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the
Company's investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
            The financial results presented in this document are unaudited.

            Earnings Conference Call

            The Company's second quarter 2009 financial results will be reviewed at a conference call today at 9 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q2 results from the
"Investors" section of the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call.
            The conference call can also be accessed by phone by dialing 416-644-3416
(Toronto), or 1-800-732-9307 (Canada/U.S.).

            Sun Life Financial

            Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
June 30, 2009, the Sun Life Financial group of companies had total assets under management of $397 billion. For more information please visit
www.sunlife.com.
            Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

            <<
            SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

            Consolidated Statements of Operations
            -------------------------------------------------------------------------
                                                 For the three           For the six
                                                  months ended          months ended
            -------------------------------------------------------------------------
            (unaudited, in millions of
             Canadian dollars except for    June 30    June 30    June 30    June 30
             per share amounts)                2009       2008       2009       2008
            -------------------------------------------------------------------------
            Revenue
              Premium Income:
                Annuities                 $   1,531  $     882  $   2,884  $   1,699
                Life insurance                1,589      1,430      3,138      2,818
                Health insurance              1,072        994      2,189      1,974
            -------------------------------------------------------------------------
                                              4,192      3,306      8,211      6,491
            -------------------------------------------------------------------------
              Net investment income (loss):
                Changes in fair value of
                 held-for-trading assets      2,858     (1,176)     1,953     (2,348)
                Income (loss) from
                 derivative instruments        (366)        55       (447)      (415)
                Net gains (losses) on
                 available-for-sale assets      (15)        24        (65)        52
                Other net investment
                 income                       1,423      1,487      2,866      3,097
            -------------------------------------------------------------------------
                                              3,900        390      4,307        386
            -------------------------------------------------------------------------
              Fee income                        628        715      1,230      1,420
            -------------------------------------------------------------------------
                                              8,720      4,411     13,748      8,297
            -------------------------------------------------------------------------
            Policy benefits and expenses
              Payments to policyholders,
               beneficiaries and
               depositors:
                Maturities and surrenders     1,178      1,336      2,558      2,605
                Annuity payments                343        345        686        684
                Death and disability
                 benefits                       784        687      1,632      1,368
                Health benefits                 802        736      1,602      1,454
                Policyholder dividends
                 and interest on claims
                 and deposits                   367        304        699        583
            -------------------------------------------------------------------------
                                              3,474      3,408      7,177      6,694
              Net transfers to (from)
               segregated funds                 242        196        350        308
              Increase (decrease) in
               actuarial liabilities          2,806     (1,000)     3,334     (2,540)
              Commissions                       424        377        821        752
              Operating expenses                767        712      1,544      1,464
              Premium taxes                      55         63        110        115
              Interest expense                  109        101        206        199
            -------------------------------------------------------------------------
                                              7,877      3,857     13,542      6,992
            -------------------------------------------------------------------------
            Income before income taxes
             and non-controlling interests      843        554        206      1,305
              Income tax expense (benefit)      228         11       (217)       201
              Non-controlling interests
               in net income of
               subsidiaries                       3          5          6         14
            -------------------------------------------------------------------------
            Total net income                    612        538        417      1,090
              Less: Participating
               policyholders' net income          4          2          4          3
            -------------------------------------------------------------------------
            Shareholders' net income            608        536        413      1,087
              Less: Preferred shareholder
               dividends                         17         17         35         35
            -------------------------------------------------------------------------
            Common shareholders' net
             income                       $     591  $     519  $     378  $   1,052
            -------------------------------------------------------------------------

            Earnings per share
              Basic                       $    1.06  $    0.92  $    0.68  $    1.87
              Diluted                     $    1.05  $    0.91  $    0.67  $    1.85

            Consolidated Balance Sheets
                                                                    As at
            -------------------------------------------------------------------------
            (unaudited, in millions of                 June 30   December    June 30
             Canadian dollars)                            2009    31 2008       2008
            -------------------------------------------------------------------------
            Assets
              Bonds - held-for-trading               $  49,876  $  48,458  $  48,689
              Bonds - available-for-sale                10,512     10,616      9,905
              Mortgages and corporate loans             21,177     22,302     21,106
              Stocks - held-for-trading                  3,771      3,440      4,518
              Stocks - available-for-sale                  841      1,018        719
              Real estate                                4,941      4,908      4,490
              Cash, cash equivalents and short-term
               securities                               11,200      8,879      5,382
              Derivative assets                          1,306      2,669      1,715
              Policy loans and other invested assets     3,594      3,585      4,418
              Other invested assets - held-for-
               trading                                     380        380        464
              Other invested assets - available-for-
               sale                                        524        623        738
            -------------------------------------------------------------------------
              Invested assets                          108,122    106,878    102,144
              Goodwill                                   6,496      6,598      6,121
              Intangible assets                            968        878        812
              Other assets                               5,061      5,479      4,498
            -------------------------------------------------------------------------
              Total general fund assets              $ 120,647  $ 119,833  $ 113,575
            -------------------------------------------------------------------------
              Segregated funds net assets            $  70,772  $  65,762  $  73,245
            -------------------------------------------------------------------------

            Liabilities and equity
              Actuarial liabilities and other policy
               liabilities                           $  83,601  $  81,411  $  78,208
              Amounts on deposit                         4,114      4,079      3,702
              Deferred net realized gains                  253        251        272
              Senior debentures                          3,312      3,013      3,014
              Derivative liabilities                     1,898      3,219        739
              Other liabilities                          6,382      7,831      7,471
            -------------------------------------------------------------------------
              Total general fund liabilities            99,560     99,804     93,406
              Subordinated debt                          3,064      2,576      2,546
              Non-controlling interests in
               subsidiaries                                 33         44         41
              Total equity                              17,990     17,409     17,582
            -------------------------------------------------------------------------
              Total general fund liabilities and
               equity                                $ 120,647  $ 119,833  $ 113,575
            -------------------------------------------------------------------------
            Segregated funds contract liabilities    $  70,772  $  65,762  $  73,245
            -------------------------------------------------------------------------

            -------------------------------------------

            (1) Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see "Use of Non-GAAP Financial Measures". All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
            (2) Together with its subsidiaries and joint ventures "the Company" or
                "Sun Life Financial".
            (3) Pre-tax operating profit margin ratio is a non-GAAP measure. See "Use of Non-GAAP Financial Measures."
            (4) Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. The amount at risk is not currently payable.
            >>

            %CIK: 0001097362

            /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
            (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 13:34e 06-AUG-09